Exhibit (h)(7)

                          EXPENSE LIMITATION AGREEMENT

                             ALLIANCEBERNSTEIN L.P.
                          1345 Avenue of the Americas
                            New York, New York 10105

                                                December 15, 2011

AllianceBernstein Cap Fund, Inc.
1345 Avenue of the Americas
New York, New York 10105

Dear Sirs:

            AllianceBernstein L.P. herewith confirms our agreement with you as follows:

            1. You are an open-end, diversified management investment company registered under the Investment Company Act of 1940, as amended (the "Act"). You propose to engage in the business of investing and reinvesting your assets in accordance with applicable limitations. Pursuant to an Advisory Agreement dated as of December 15, 2011 (the "Advisory Agreement"), you have employed us to manage the investment and reinvestment of such assets with respect to the AllianceBernstein Dynamic All Market Fund (the "Portfolio").

            2. We hereby agree that, notwithstanding any provision to the contrary contained in the Advisory Agreement, we shall limit as provided herein the aggregate expenses incurred by the Portfolio, including but not limited to the fees payable to us pursuant to the Advisory Agreement ("Advisory Fees"), but not including (i) extraordinary expenses, (ii) interest expense, (iii) taxes,
(iv) brokerage commissions and other transaction costs, or (v) the fees and expenses of registered investment companies or series thereof in which the Portfolio invests ("Acquired Funds") other than investment advisory fees of Acquired Funds for which we serve as investment adviser (the "Limitation"). Under the Limitation, we agree that, through February 28, 2015, such expenses shall not exceed a percentage (the "Percentage Expense Limitation") of the Portfolio's average daily net assets equal to, on an annualized basis, 1.10% in the case of the Class A shares, 1.80% in the case of the Class B shares, 1.80% in the case of the Class C shares, 0.80% in the case of the Advisor Class shares, 1.30% in the case of Class R shares, 1.05% in the case of Class K shares, 0.80% in the case of the Class I shares, 1.05% in the case of Class 1 shares and 0.80% in the case of Class 2 shares.

            To determine our liability for expenses in excess of the Percentage Expense Limitation, the amount of allowable fiscal-year-to-date expenses shall be computed daily by prorating the Percentage Expense Limitation based on the number of days elapsed within the fiscal year, or limitation period, if shorter (the "Prorated Limitation"). The Prorated Limitation shall be compared to the Portfolio's expenses recorded through the current day in order to produce the allowable expenses to be recorded for the current day (the "Allowable Expenses"). If Advisory Fees and the Portfolio's other expenses for the current day exceed the Allowable Expenses, Advisory Fees for the current day shall be reduced by such excess ("Unaccrued Fees"). In the event such excess exceeds the amount due as Advisory Fees, we shall be responsible for the additional excess ("Other Expenses Exceeding Limit"). Cumulative Unaccrued Fees or cumulative Other Expenses Exceeding Limit shall be paid to us in the future, provided that
(1) no such payment shall be made to us after February 28, 2015, (2) such payment shall be made only to the extent that it does not cause the Portfolio's aggregate expenses, on an annualized basis, to exceed the Percentage Expense Limitation, and (3) no such payment shall be made to us to the extent that the aggregate of such payments would exceed the amount of offering expenses (as defined by the Financial Accounting Standards Board) recorded by the Portfolio for financial reporting purposes on or before December 15, 2012.

            3. Nothing in this Agreement shall be construed as preventing us from voluntarily limiting, waiving or reimbursing the Portfolio's expenses outside the contours of this Agreement during any time period before or after February 28, 2015; nor shall anything herein be construed as requiring that we limit, waive or reimburse any of the Portfolio's expenses incurred after February 28, 2015, or, except as expressly set forth herein, prior to such date.

            4. This Agreement shall become effective on the date hereof and remain in effect until February 28, 2015. Upon the expiration hereof, we shall have no claim against the Portfolio for any amounts not reimbursed to us pursuant to the provisions of paragraph 2.

            5. This Agreement shall be construed in accordance with the laws of the State of New York, provided, however, that nothing herein shall be construed as being inconsistent with the Act.

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            If the foregoing is in accordance with your understanding, will you kindly so indicate by signing and returning to us the enclosed copy hereof.

                                        Very truly yours,

                                        ALLIANCEBERNSTEIN L.P.


                                        By:
                                            -------------------
                                            Emilie D. Wrapp
                                            Assistant Secretary

Agreed to and accepted
as of the date first set forth above.



ALLIANCEBERNSTEIN CAP FUND, INC.


By:
    -------------------
    Eric C. Freed
    Assistant Secretary